Exhibit 99.1

Baidu Announces First Quarter 2015 Results

BEIJING, China, April 29, 2015 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), the leading Chinese language Internet search provider, today announced its unaudited financial results for the first quarter ended March 31, 20151.

“Mobile’s tremendous momentum continued this quarter, with mobile contributing 50% of total revenue,” said Robin Li, chairman and CEO of Baidu. “Baidu is redefining the search box by building an ecosystem to connect people with services and drive closed loop transactions. Baidu’s platform is comprehensive and robust, and we plan to fully exploit the huge growth potential ahead—in mobile marketing, online to offline, and key select verticals such as healthcare, education and financial services—by leveraging our solid mobile foundation, exceptional technology advantage, and proven operational experience.”

“We continue to execute on our investment plan to capture the vast growth opportunities ahead and fulfill our vision,” said Jennifer Li, chief financial officer of Baidu. “We are very pleased with the strong traction we have gained thus far and will continue to set our sights high for greater future progress.”

First Quarter 2015 Highlights

•	Total revenues in the first quarter of 2015 were RMB12.725 billion ($2.053 billion), a 34.0% increase from the corresponding period in 2014. Mobile revenue represented 50% of total revenue for the first quarter of 2015, up from 42% in the fourth quarter of 2014.

•	Operating profit in the first quarter of 2015 was RMB2.155 billion ($347.7 million), a 9.2% decrease from the corresponding period in 2014.

•	Net income attributable to Baidu in the first quarter of 2015 was RMB2.449 billion ($395.1 million), a 3.4% decrease from the corresponding period in 2014. Diluted earnings attributable to Baidu per ADS for the first quarter of 2015 were RMB6.76 ($1.09); diluted earnings attributable to Baidu per ADS excluding share-based compensation expenses (non-GAAP) for the first quarter of 2015 were RMB7.58 ($1.22).

First Quarter 2015 Results

Baidu reported total revenues of RMB12.725 billion ($2.053 billion) for the first quarter of 2015, representing a 34.0% increase from the corresponding period in 2014.

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.1990 to US$1.00, the effective noon buying rate as of March 31, 2015, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Online marketing revenues for the first quarter of 2015 were RMB12.519 billion ($2.019 billion), representing a 33.5% increase from the corresponding period in 2014. Baidu had about 524,000 active online marketing customers2 in the first quarter of 2015, representing a 17.5% increase from the corresponding period in 2014 and flat from the fourth quarter of 2014. Revenue per online marketing customer for the first quarter of 2015 was approximately RMB23,800 ($3,839), a 13.9% increase from the corresponding period in 2014 and a 9.8% decrease compared to the fourth quarter of 2014.

Traffic acquisition costs as a component of cost of revenues were RMB1.722 billion ($277.7 million), representing 13.5% of total revenues, as compared to 12.4% in the corresponding period in 2014 and 13.4% in the fourth quarter of 2014. The increase mainly reflects increased contribution of contextual ads.

Bandwidth costs as a component of cost of revenues were RMB849.6 million ($137.1 million), representing 6.7% of total revenues, compared to 6.8% in the corresponding period in 2014.

Depreciation costs as a component of cost of revenues were RMB582.4 million ($94.0 million), representing 4.6% of total revenues, compared to 4.5% in the corresponding period in 2014.

Content costs as a component of cost of revenues were RMB608.4 million ($98.1 million), representing 4.8% of total revenues, compared to 4.1% in the corresponding period in 2014, and 4.2% in the fourth quarter of 2014. The increase was mainly due to iQiyi.

Selling, general and administrative expenses were RMB2.957 billion ($477.0 million), representing an increase of 47.2% from the corresponding period in 2014, and a decrease of 16.1% from the previous quarter. The year-over-year increase was primarily due to the increased promotional spending for mobile products and services.

Research and development expenses were RMB2.286 billion ($368.8 million), a 79.1% increase from the corresponding period in 2014, and an increase of 7.1% from the previous quarter, primarily due to an increase in the number of research and development personnel.

Share-based compensation expenses, which were allocated to related operating costs and expense line items, were RMB291.1 million ($47.0 million) in the first quarter of 2015, compared to RMB169.0 million in the corresponding period in 2014, and RMB339.0 million in the fourth quarter of 2014. The year-over-year increase was a result of increased share grants to employees.

Operating profit was RMB2.155 billion ($347.7 million), representing a 9.2% decrease from the corresponding period in 2014. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB2.446 billion ($394.6 million), a 3.8% decrease from the corresponding period in 2014.

[2]	The number of active online marketing customers and revenue per online active customer exclude our group-buying related businesses for consistency with previous reporting.

Income tax expense was RMB541.0 million ($87.3 million), compared to income tax expense of RMB430.3 million in the corresponding period in 2014. The effective tax rate for the first quarter of 2015 was 20.7% as compared to 15.1% for the corresponding period in 2014. The higher effective tax rate reflects that some loss-generating entities in the group cannot be consolidated for tax purposes under PRC tax law and the expiration of a preferential tax license for one of our subsidiaries.

Net income attributable to Baidu was RMB2.449 billion ($395.1 million), representing a 3.4% decrease from the corresponding period in 2014. Basic and diluted earnings per ADS for the first quarter of 2015 amounted to RMB6.79 ($1.09) and RMB6.76 ($1.09), respectively.

Net income attributable to Baidu excluding share-based compensation expenses (non-GAAP) was RMB2.740 billion ($442.1 million), a 1.3% increase from the corresponding period in 2014. Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the first quarter of 2015 amounted to RMB7.62 ($1.23) and RMB7.58 ($1.22), respectively.

As of March 31, 2015, the Company had cash, cash equivalents and short-term investments of RMB58.038 billion ($9.363 billion).

Net operating cash inflow for the first quarter of 2015 was RMB2.839 billion ($458.1 million). Capital expenditures for the first quarter of 2015 were RMB1.021 billion ($164.8 million).

Adjusted EBITDA (non-GAAP), defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB3.296 billion ($531.7 million) for the first quarter of 2015, representing a 2.4% increase from the corresponding period in 2014.

Outlook for Second Quarter 2015

Baidu currently expects to generate total revenues in an amount ranging from RMB16.365 billion ($2.640 billion) to RMB16.750 billion ($2.702 billion) for the second quarter of 2015, representing a 36.5% to 39.7% year-over-year increase. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:00 PM on April 29, 2015, U.S. Eastern Time (8:00 AM on April 30, 2015, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:	+65 67239381
China	4006208038
US:	+1 8456750437
UK:	+44-2030598139
Hong Kong:	+852 30186771
Passcode for all regions:	24188456

A replay of the conference call may be accessed by phone at the following number until May 7, 2015:

International:	+61-2-8199-0299
Passcode:	24188456

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best and most equitable way for people to find what they’re looking for. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the second quarter 2015 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and other Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted earnings per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses, particularly share-based compensation expenses, that may not be indicative of its operating performance or financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu has computed its non-GAAP financial measures using the same consistent method from quarter to quarter since April 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. A limitation of using non-GAAP adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.

For investor and media inquiries, please contact:

China

Sharon Ng

Baidu, Inc.

Tel: +86-10-5992-4958

Email: ir@baidu.com

Baidu, Inc.

Condensed Consolidated Statements of Income

	Three Months Ended
	March 31,	March 31,	December 31,
(In RMB thousands except for share, per share (or ADS) information)	2015	2014	2014
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	12,518,757	9,378,318	13,844,607
Other services	205,859	118,234	205,622

Total revenues	12,724,616	9,496,552	14,050,229

Operating costs and expenses:
Cost of revenues (note 1, 2)	(5,326,103)	(3,837,340)	(5,438,351)
Selling, general and administrative (note 2)	(2,956,867)	(2,008,890)	(3,524,371)
Research and development (note 2)	(2,286,333)	(1,276,650)	(2,135,506)

Total operating costs and expenses	(10,569,303)	(7,122,880)	(11,098,228)

Operating profit	2,155,313	2,373,672	2,952,001

Other income:
Interest income	561,213	419,495	573,154
Interest expense	(199,128)	(121,784)	(183,575)
Foreign exchange income, net	8,992	97,302	22,873
Loss from equity method investments	(7,979)	(5,603)	(5,867)
Other income, net	90,875	77,526	93,200

Total other income	453,973	466,936	499,785

Income before income taxes	2,609,286	2,840,608	3,451,786

Income taxes	(541,000)	(430,296)	(538,493)
Net income	2,068,286	2,410,312	2,913,293

Less: net loss attributable to noncontrolling interests	(380,994)	(124,880)	(315,776)
Net income attributable to Baidu, Inc.	2,449,280	2,535,192	3,229,069

Earnings per share for Class A and Class B ordinary shares:
Net income attributable to Baidu, Inc.-Basic	67.86	72.36	90.51
Net income attributable to Baidu, Inc.-Diluted	67.57	72.14	90.06

Earnings per ADS (1 Class A ordinary share equals 10 ADSs ):
Net income attributable to Baidu, Inc.-Basic	6.79	7.24	9.05
Net income attributable to Baidu, Inc.-Diluted	6.76	7.21	9.01

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	35,112,842	35,035,287	35,093,674
Diluted	35,267,371	35,143,937	35,269,030

(1) Cost of revenues are detailed as follows:
Sales tax and surcharges	(948,209)	(699,370)	(1,029,267)
Traffic acquisition costs	(1,721,629)	(1,181,803)	(1,887,301)
Bandwidth costs	(849,628)	(646,087)	(748,604)
Depreciation costs	(582,437)	(430,497)	(553,572)
Operational costs	(607,068)	(479,542)	(616,228)
Content costs	(608,420)	(393,639)	(592,008)
Share-based compensation expenses	(8,712)	(6,402)	(11,371)

Total cost of revenues	(5,326,103)	(3,837,340)	(5,438,351)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(8,712)	(6,402)	(11,371)
Selling, general and administrative	(117,855)	(76,947)	(149,395)
Research and development	(164,509)	(85,618)	(178,261)

Total share-based compensation expenses	(291,076)	(168,967)	(339,027)

Baidu, Inc.

Condensed Consolidated Balance Sheets

	March 31	December 31
(In RMB thousands except for number of shares and per share data)	2015	2014
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	13,218,042	13,852,725
Restricted cash	530,975	413,010
Short-term investments	44,820,229	43,818,037
Accounts receivable, net	3,534,577	3,664,447
Amounts due from related parties	50	50
Deferred tax assets, net	826,494	684,952
Other assets, current	3,554,575	3,407,427

Total current assets	66,484,942	65,840,648

Non-current assets:
Fixed assets, net	9,153,791	8,705,364
Intangible assets, net	3,547,426	3,574,359
Goodwill	17,435,437	17,418,895
Long-term investments, net	4,713,572	2,878,922
Deferred tax assets, net	257,928	259,127
Other assets, non-current	1,149,242	984,193

Total non-current assets	36,257,396	33,820,860

Total assets	102,742,338	99,661,508

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	95,461	93,000
Accounts payable and accrued liabilities	13,460,619	12,964,893
Customer advances and deposits	4,139,866	4,296,440
Deferred revenue	165,731	164,809
Deferred income	519,543	518,543
Long-term loans, current portion	2,167,543	2,167,405
Capital lease obligation	53,039	57,346
Due to Related Parties, Current	4,029	8,385

Total current liabilities	20,605,831	20,270,821

Non-current liabilities:
Deferred income	37,994	39,626
Long-term loans	1,859,220	1,860,000
Notes payable	21,640,730	21,647,023
Amounts due to related parties	—	8
Deferred tax liabilities	1,111,038	1,143,821
Capital lease obligation	38,749	50,079
Other Non Current Liabilities	167,690	144,542

Total non-current liabilities	24,855,421	24,885,099

Total liabilities	45,461,252	45,155,920

Redeemable noncontrolling interests	1,960,106	1,894,502

Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,613,315 shares and 27,630,090 shares issued and outstanding as at December 31, 2014 and March 31, 2015	12	12
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,492,921 shares and 7,492,921 shares issued and outstanding as at December 31, 2014 and March 31, 2015	3	3
Additional paid-in capital	3,924,639	3,633,919
Retained earnings	50,042,654	47,659,772
Accumulated other comprehensive income (loss)	593,479	231,923

Total Baidu, Inc. shareholders’ equity	54,560,787	51,525,629
Noncontrolling interests	760,193	1,085,457
Total equity	55,320,980	52,611,086

Total liabilities, redeemable noncontrolling interests, and equity	102,742,338	99,661,508

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended March 31, 2014			Three months ended December 31, 2014			Three months ended March 31, 2015
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Operating profit	2,373,672	168,967	2,542,639	2,952,001	339,027	3,291,028	2,155,313	291,076	2,446,389

	Three months ended March 31, 2014			Three months ended December 31, 2014			Three months ended March 31, 2015
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Net income attributable to Baidu, Inc.	2,535,192	168,967	2,704,159	3,229,069	339,027	3,568,096	2,449,280	291,076	2,740,356

(*)	The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to free cash flow (in RMB thousands, unaudited)

	Three months ended March 31, 2014	As a % of total revenues	Three months ended December 31, 2014	As a % of total revenues	Three months ended March 31, 2015	As a % of total revenues
Net cash provided by operating activities	3,612,458	38%	5,342,027	38%	2,839,481	22%
Less: Capital expenditures	(1,042,924)	-11%	(1,540,483)	-11%	(1,021,341)	-8%

Free cash flow	2,569,534	27%	3,801,544	27%	1,818,140	14%